UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Witnet Foundation

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> January 8, 2018

Physical address of issuer
160 Greentree Drive, Suite 101, Dover, DE 19904

Website of issuer
https://witnet.foundation

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,509,404.28	$3,095,105.00
Cash & Cash Equivalents	$681,232.47	$1,289,629.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$5,960,346.20	$5,467,872.00
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(1,472,657.05)	$(2,380,203.00)

April 30, 2020

FORM C-AR

Witnet Foundation



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Witnet Foundation, a Delaware corporation (the "Company," as well as references to "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC")

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://witnet.foundation no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repay of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Witnet Foundation (the "Company") is a Delaware corporation, formed on January 8, 2018.

The Company is located at 160 Greentree Drive, Suite 101, Dover, DE 19904.

The Company's website is https://witnet.foundation.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company's mission is to assist and help in the development of an open-source, decentralized, public blockchain protocol called "Witnet" or the "Witnet Protocol" (the "Witnet Protocol") with an internal currency of denomination (the "Token"). The Witnet Protocol would be designed to solve the so-called "oracle problem" associated with certain smart contracts by allowing information to be imported to a smart contract from anywhere on the Internet using a decentralized, trustless data retrieval process.

The Witnet Protocol would facilitate this process by functioning as a distributed network of independent, unaffiliated nodes that, upon request, automatically retrieve, attest and deliver data. The Witnet Protocol would operate under the assumption that a considerable number of arbitrarily selected, anonymous, independently operated nodes retrieving information from one or more sources can converge into a single truth about the data they respectively retrieved if they are incentivized to report the data accurately and they apply a common consensus algorithm that resolves inconsistencies.

To incentivize the nodes to perform such tasks, the Witnet Protocol would rely on the Token. Following the launch of the Witnet Protocol, Tokens would be independently generated by the efforts of nodes that validate transactions and bundle them together in blocks. Tokens could then be used by Witnet participants to pay nodes for retrieving, attesting and delivering data to smart contracts. Nodes that provide inaccurate information or that consistently dissent from the consensus generated by other independently operated nodes are penalized within the Witnet Protocol and lose opportunities to be assigned retrieval, aggregation and delivery tasks in the future.

As described in this Form C-AR, a number of Tokens (the "Pre-Mined Tokens") would be released upon launch of the Witnet Protocol to the purchasers of the Company's Debt Payable Assets (DPAs) and Simple Agreements for Future Token (SAFTs) and certain of the Company's sponsors, officers, employees and vendors (collectively, the "Company Group"). Except for the Pre-Mined Tokens, the only Tokens generated post-launch would be "mined" into existence by independently run, anonymous nodes (similar to how the Bitcoin network operates). Both the mining and the data retrieval processes are algorithmic and would not rely on human intervention.

Such processes would be fully autonomous and no Witnet participant (not even someone in the Company Group) would be able to prevent fellow participants from engaging on equal terms in mining and data retrieval, aggregation and delivery.

Since its inception, the Company has undertaken and it is currently undertaking numerous efforts aimed at guaranteeing the effective decentralization of the Witnet Protocol and its ecosystem with views to eliminating any influence that its promoters, employees and affiliates may organically have on it in virtue of being founding parties of such ecosystem. These efforts would help Witnet Protocol to become a truly open ecosystem in which any third-party individual or organization can participate in equal terms.

A summary of such decentralization efforts follows:

- Research conducted during the conception and design of the Witnet Protocol and network are summarized in publicly available reports under open access terms.
- Relevant discussions related to the design of the Witnet Protocol have been carried out in the open in publicly available forums where anyone from outside the Company can participate and have a say.
- A document stating the process for proposing, debating and adopting significant changes in the Witnet Protocol was published. Such process, which mimics those used in many other open source communities like Bitcoin, Ethereum or Python actually entitles anyone from outside the Company to propose changes to the document and the process itself.
- Witnet-rust (the first implementation of the Witnet Protocol) was released under the GNU General Public License v3.0, which ensures that its source code is available for everyone to use, inspect and modify in any form. This guarantees that the Company cannot introduce any secret or unadvertised changes that could be unfair to other players in the ecosystem.
- Development of Witnet-rust is being conducted openly on the GitHub platform, where internal and external developers are able to contribute to the project in equal terms.
- Several independent individuals with no affiliation to the Company who have made significant contributions to the project have the same administrative permissions on the Witnet-rust GitHub page as the founders of the Company.
- Abundant documentation on how the Witnet Protocol and Witnet-rust work has been produced, published and made available to the public for any competent third party to be able to create their own implementation of the protocol with ease.
- Once Witnet-rust was released, the Company did not have and does not currently have any kind of control over copy of the software that users run on their computers. This recognizes and enforces each user's absolute freedom to use, inspect and modify the software in any form, thus completely removing the possibility for the Company to unilaterally introduce any changes on it.
- The existing software for the Witnet Protocol has been developed openly on Github under the GNU General Public License v3.0, which entitles any independent individual or organization to use, inspect, modify and commercially exploit the software in any form.
- Because of the peer-to-peer nature of the Witnet-rust network and the consensus algorithms in its underlying protocol, the Company has no possible way of enforcing any protocol rule or any modification thereof on the rest of the network participants.

- Upon launch, it is intended that the Witnet Protocol would be fully functional and immediately operational.
- It is intended that the Witnet Protocol would be 100% permissionless, meaning that anyone can participate in equal terms in both (a) mining (i.e., transaction validation, transaction bundling and block appending) and (b) data retrieval, aggregation and delivery. Neither the Company (or any other third party) would be able to control who can participate in mining and data retrieval, aggregation and delivery. It is intended that the Company would not be able to prevent other third parties from curating development efforts with respect to the Witnet Protocol.
- Upon launch, it is intended that the Company would not be able to compel adoption or enforcement of any of the Witnet Protocol's protocol rules, or any modification thereof, on the rest of network participants.
- Neither the Company nor any member of the Company Group has undertaken to arrange, and will never arrange for, the trading of the Tokens on secondary markets or platforms. The Company also will not engage in buybacks with respect to the Tokens.
- It is intended that the Tokens would be used for their intended functionality, as compensation for nodes that retrieve, aggregate and deliver data upon request from third party software developers.
- After the launch of the Witnet Protocol and release of the Pre-Mined Tokens, the Company's mission would be accomplished. Since the Company has no reasonable expectation of profits, the Company may proceed with its dissolution and liquidation after the launch of the Witnet Protocol and the release of the Pre-Mined Tokens.

RISK FACTORS

RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

No Reasonable Expectation of Profits.

The Company's mission is to assist and help in the development of the Witnet Protocol. The Company does not intend to generate any revenue by offering products or services. The Company has relied on external financing to fund the initial design and development of the Witnet Protocol. The Company anticipates that it will have sufficient funding to satisfy its contemplated cash requirements until the launch of the Witnet Protocol, assuming that we do not face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

In order for the Company to achieve its mission, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the creation and implementation of the Witnet Protocol and/or the achievement of our mission. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in technology development and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

To assist and help in the design and the development of the Witnet Protocol we depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world to assist and help in the design and development of the Witnet Protocol because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in development and operations including re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to achieve our mission.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to assist and help in the design and development of the Witnet Protocol.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to continue assisting in the development of the Witnet Protocol and the achievement of the Company's mission might be materially adversely affected. These events could materially and adversely affect our ability to help to implement the Witnet Protocol and to promote the Witnet ecosystem.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our Company and reputation to suffer.

We might collect sensitive data, including intellectual property, proprietary business information and that of our suppliers and business partners, and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information might be critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations, damage our reputation, and cause a loss of confidence in our ability to accomplish the Company's mission.

An intentional or unintentional disruption, failure, misappropriation or corruption of our networks and information systems could severely affect our Company and operations.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us, the implementation of the Witnet Protocol and the creation of the Witnet ecosystem, including damage to our equipment and data. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adan Sanchez De Pedro Crespo and Daniele Levi who are Secretary, Vice-President and President, Treasurer of the Company. The loss of Adan Sanchez De Pedro Crespo and Daniele Levi or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our Company and operations.

Members of our management team may make decisions detrimental to the achievement of the Company's mission and/or be unable to successfully manage our operations. The ineffective management of our Company and operations will have a negative effect on our results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Adan Sanchez De Pedro Crespo and Daniele Levi in order to conduct its operations and accomplish its mission; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Adan Sanchez De Pedro Crespo and Daniele Levi die or become disabled, the

Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The United States tax rules applicable to the DPAs and the underlying Pre-Mined Tokens are uncertain and the tax consequences to a purchaser of DPAs could differ from the purchaser's expectations.

The tax rules applicable to the DPAs and the underlying Pre-Mined Tokens are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of such instruments. The tax consequences to a purchaser of the DPAs could differ from the purchaser's expectations. Purchasers should consult their own tax advisors.

Regulatory risks associated with the Company's operation, with the potential treatment of the Tokens as securities, and with unforeseen legal restrictions on debt repayments using digital assets as a novel legal construct.

The Company's offering consisted of a debt offering under an instrument called "DPA" (Debt Payable by Assets) by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the Company. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency. Digital tokens and currencies may or may not meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the Pre-Mined Tokens useable to repay the debt obligations under the terms of the offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments.

Negative public opinion could damage our reputation and adversely affect the implementation of the Witnet decentralized oracle protocol and creation of the Witnet ecosystem

Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain employees and can expose us to litigation and regulatory action.

The Company could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our infrastructure or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our Company and operations.

The DPAs will not be freely tradable until one year from the initial purchase date. Although the DPAs may be tradable under federal securities law, state securities regulations may apply and each DPA purchaser should consult with his or her attorney.

There is not now and likely will not be a public market for the DPAs. Because the DPAs have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the DPAs may also adversely affect the price that you might be able to obtain for the DPAs in a private sale.

The DPA offering was and is intended for future users of the Witnet Protocol and not for investors with lucrative or speculative intentions. The Pre-Mined Tokens that the DPA purchasers may receive pursuant to the terms of the DPA are not intended to be an investment for lucrative or speculative purposes. The Tokens (including the Pre-Mined Tokens) are designed to be used for their intended functionality. The Company believes the consumptive orientation of the Tokens diminishes the possibility that the Tokens could appreciate in value or that Token holders might be inclined to trade the Tokens on secondary marketplaces. Neither the Developer nor any member of the Company Group has undertaken to arrange, and will never arrange for, the trading of the Tokens (including the Pre-Mined Tokens) on secondary markets or platforms. The Company also will not engage in buybacks with respect to the Tokens (including the Pre-Mined Tokens).

Regulation of Cryptocurrencies in the United States and in foreign jurisdictions is in its early stages of development and subject to changes which may have an adverse impact on the DPA Purchaser's right to receive Tokens.

The regulatory status of Cryptocurrencies and similar crypto assets, as well as the regulatory status of funds that invest in Cryptocurrencies like the Tokens that DPA purchasers may receive pursuant to the terms of the DPAs, is unclear or unsettled in many jurisdictions. Legislative and regulatory changes or actions at the state, federal, foreign or international level may adversely affect the use, transfer, exchange, and value of Cryptocurrencies. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to such technology and its applications. It is also difficult to predict how or whether legislatures or regulatory agencies may implement changes to laws and regulations affecting the distribution of tokens, including the Tokens.

BUSINESS

Description of the Business

See Section "Business" in the Summary section of this Form C-AR.

History of the Business
The Company's Products and/or Services

Product / Service	Description	Current Market
None	N/A	N/A

The Company's mission is to help or assist in the development of the Witnet Protocol. The Company does not intend to generate any revenue by offering products or services. The proceeds of the Offering have been used to fund the initial design and development of the Witnet Protocol.

Supply Chain and Customer Base

Accounting, legal and technology services, to be provided by reputable service providers in these industries.

Intellectual Property

The Company is dependent on the following intellectual property:

Standard IP assignment agreements from founders for the benefit of the Company.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Our ability to continue to meet these challenges could have an impact on our legal, reputational and business risk.

Litigation

None

Other

The Company's principal address is 160 Greentree Drive, Suite 101, Dover, DE 19904

The Company has the following additional addresses: Calle Hortaleza 108, 6º izq. 28004 Madrid - SPAIN

The Company conducts business in Spain.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adan Sanchez De Pedro Crespo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary, Vice-President

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery Labs, S.L.: Multiple Roles, July 2015 - present Stampery Inc.: Multiple Roles, September 2015 - present Waaltcom S.C.: CEO, January 2015 - July 2015

Education

Escuela Superior de Formación Profesional Óptima (Málaga, Spain), "Associate Degree in Software Engineering"

Name
Daniele Levi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery, Inc.: CEO, September 2015 - present Stampery Labs, S.L.: CEO, July 2015 - present The Press Promotional Marketing, S.L.: VP of Sales, November 2009 - November 2016

Education
Antonio de Nebrija University (Madrid, Spain), bachelor in "Comunicación Audiovisual "

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Adan Sanchez De Pedro Crespo

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Secretary, Vice-President

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery Labs, S.L.: Multiple Roles, July 2015 - present Stampery Inc.: Multiple Roles, September 2015 - present Waaltcom S.C.: CEO, January 2015 - July 2015

Education

Escuela Superior de Formación Profesional Óptima (Málaga, Spain), "Associate Degree in Software Engineering"

Name
Daniele Levi

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President, Treasurer

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Stampery, Inc.: CEO, September 2015 - present Stampery Labs, S.L.: CEO, July 2015 - present The Press Promotional Marketing, S.L.: VP of Sales, November 2009 - November 2016

Education
Antonio de Nebrija University (Madrid, Spain), bachelor in "Comunicación Audiovisual "

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	4,000,000
Voting Rights	Not Applicable
Anti-Dilution Rights	Not Applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Not Applicable. The Company does not have any equity convertible securities.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has conducted the following prior securities offerings in the past three (3) years:

Security Type	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
DPA (Debt Payable Assets)	$1,069,983	Working capital and general corporate purposes	March 1, 2018	Regulation CF
SAFT (Simple Agreement for Future Tokens)	$5,023,531	Working capital and general corporate purposes	April 13, 2018	Rule 506(b) Regulation D

The Company's outstanding debt consists of $1,069,983 resulting from the sale of DPAs (Debt Payable Assets) under Regulation C-F as referenced above. The Company has also raised $5,023,531 from the sale of SAFTs (Simple Agreement for Future Tokens) under Rule 506(b) Regulation D.

Ownership
The founders of the Company, Daniele Levi and Adan Sanchez De Pedro Crespo, each own 50% of the Company's capital stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

| Daniele Levi | 50.0% |
| Adan Sanchez De Pedro Crespo | 50.0% |

Following the Offering, the DPA purchasers do not and will not own any capital stock of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$(1,472,657.05)	$0	$0

Operations

The Company's mission is to assist or help in the development of the Witnet Protocol. The Company does not intend to generate any revenue by offering products or services. The proceeds of the offerings described above have been used and are being used to fund the initial design and development of the Witnet Protocol. Our primary expenses consist of legal, accounting, general providers and contractor payment. The Company does not expect to achieve profitability and intends to focus on developing the Witnet Protocol.

Liquidity and Capital Resources

The Company does not have any additional sources of capital other than the proceeds from the offerings disclosed above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any DPA purchaser of such securities during the one-year holding period beginning when the securities are issued, unless such securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an offering registered with the SEC or 4) to a member of the family of the DPA purchaser or the equivalent, to a trust controlled by the DPA purchaser, to a trust created for the benefit of a family member of the DPA purchaser or the equivalent, or in connection with the death or divorce of the DPA purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the DPAs, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Daniele Levi
Relationship to the Company	Director and Officer
Total amount of money involved	$200.00
Benefits or compensation received by related person	Future tokens in the Witnet Protocol
Benefits or compensation received by Company	The right to receive future tokens was granted to the related person in exchange of $200, such related person's intellectual property and such related person's services to design and build the Witnet Protocol.
Description of the transaction	As promoter of Witnet-rust (the first implementation of the Witnet Protocol) that has been under the GNU General Public License v3.0, the Company assigned to its self certain tokens from the "genesis block" of the network. From such tokens, the Company granted the related person the right to receive

	up to 123,500,000 tokens (4.94% of the total supply which is expected to be 2,500,000,000).

Related Person/Entity	Adan Sanchez De Pedro Crespo
Relationship to the Company	Director and Officer
Total amount of money involved	$200.00
Benefits or compensation received by related person	Future tokens in the Witnet Protocol
Benefits or compensation received by Company	The right to receive future tokens was granted to the related person in exchange of $200, such related person's intellectual property and such related person's services to design and build the Witnet Protocol.
Description of the transaction	As promoter of Witnet-rust (the first implementation of the Witnet Protocol) that has been under the GNU General Public License v3.0, the Company assigned to its self certain tokens from the "genesis block" of the network. From such tokens, the Company granted the related person the right to receive up to 123,500,000 tokens (4.94% of the total supply which is expected to be 2,500,000,000).

Intellectual Property

Related Person/Entity	Daniele Levi
Relationship to the Company	Director and Officer
Total amount of money involved	$0.00
Benefits or compensation received by related person	Related person assigned intellectual property to the Company as partial consideration of such related person's subscription of shares of common stock
Benefits or compensation received by Company	The Company received the intellectual property from the related person

Description of the transaction	Standard Proprietary Information and Innovation Assignment Agreement

Related Person/Entity	Adan Sanchez De Pedro Crespo
Relationship to the Company	Director and Officer
Total amount of money involved	$0.00
Benefits or compensation received by related person	Related person assigned intellectual property to the Company as partial consideration of such related person's subscription of shares of common stock
Benefits or compensation received by Company	The Company received the intellectual property from the related person
Description of the transaction	Standard Proprietary Information and Innovation Assignment Agreement

Related Person/Entity	Stampery Labs, S.L., a Spanish corporation 100% owned by Stampery, Inc. ("Stampery Labs").
Relationship to the Company	Daniele Levi is a director and officer of Stampery, Inc. and Stampery Labs, S.L. He also owns 44.26% of Stampery, Inc. Adan Sanchez De Pedro is the Chief Technology Officer of Stampery, Inc. and he also owns 31.30% of its capital stock.
Total amount of money involved	Witnet Foundation pays the cost of the services provided by Stampery Labs plus a 20% margin. In addition, Stampery Labs is entitled to receive up to 1% of the total supply of the tokens of the Witnet Protocol.
Benefits or compensation received by related person	Witnet Foundation pays the cost of the services provided by Stampery Labs plus a 20% margin. In addition, Stampery Labs is entitled to receive up to 1% of the total supply of the tokens of the Witnet Protocol.
Benefits or compensation received by Company	The Company receives technical support, IT, IP, labor, R&D, engineering, infrastructure, deployment, etc., from Stampery Labs for the

	creation of the potential future first implementation of the Witnet Protocol.
Description of the transaction	Services Agreement dated October 22, 2018 between Witnet Foundation and Stampery Labs.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certified that the attached financial statements are true and complete in all material respects.

/s/Daniele Levi
(Signature)

Daniele Levi
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Daniele Levi
(Signature)

Daniele Levi
(Name)

President, Treasurer
(Title)

April 30, 2020
(Date)

/s/ Adan Sanchez De Pedro Crespo
(Signature)

Adan Sanchez De Pedro Crespo
(Name)

Secretary, Vice-President
(Title)

April 30, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Witnet Foundation

BALANCE SHEET

As of December 31, 2019

	JAN 2019	FEB 2019	MAR 2019	APR 2019	MAY 2019	JUN 2019	JUL 2019	AUG 2019	SEP 2019	OCT 2019	NOV 2019	DEC 2019
ASSETS												
Current Assets												
Bank Accounts												
Checking (7338)	1,291,609.58	1,506,276.65	1,492,826.09	1,486,561.09	1,476,021.59	1,133,676.59	1,081,899.19	1,066,955.35	1,052,883.35	700,244.05	685,624.59	681,132.35
IMMA (7346)	9.99	200.00	190.02	180.04	170.05	160.06	150.07	140.08	130.09	120.10	110.11	100.12
Total Bank Accounts	**$1,291,619.57**	**$1,506,476.65**	**$1,493,016.11**	**$1,486,741.13**	**$1,476,191.64**	**$1,133,836.65**	**$1,082,049.26**	**$1,067,095.43**	**$1,053,013.44**	**$700,364.15**	**$685,734.70**	**$681,232.47**
Other Current Assets												
Prepaid Expenses - Stampery S.L.	183,662.90	311,730.82	238,781.42	159,977.42	82,085.82	346,027.62	264,613.92	178,776.72	98,143.12	342,691.62	258,319.32	170,645.32
Shareholder Receivable	228,361.03	2,477.07	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00
Total Other Current Assets	**$412,023.93**	**$314,207.89**	**$239,181.42**	**$160,377.42**	**$82,485.82**	**$346,427.62**	**$265,013.92**	**$179,176.72**	**$98,543.12**	**$343,091.62**	**$258,719.32**	**$171,045.32**
Total Current Assets	**$1,703,643.50**	**$1,820,684.54**	**$1,732,197.53**	**$1,647,118.55**	**$1,558,677.46**	**$1,480,264.27**	**$1,347,063.18**	**$1,246,272.15**	**$1,151,556.56**	**$1,043,455.77**	**$944,454.02**	**$852,277.79**
Other Assets												
Cryptocurrency Holdings												
Bitcoin (BTC)	193,681.68	215,441.41	231,696.59	302,861.26	480,199.55	605,525.30	566,868.19	539,464.58	467,336.32	514,973.65	425,296.81	403,348.30
Ethereum (ETH)	386,130.40	265,806.64	277,478.01	320,040.57	521,149.90	573,882.64	426,090.67	334,870.44	353,695.21	357,631.65	295,062.51	295,062.51
Ethereum Impairment												-44,870.00
Total Ethereum (ETH)	**386,130.40**	**265,806.64**	**277,478.01**	**320,040.57**	**521,149.90**	**573,882.64**	**426,090.67**	**334,870.44**	**353,695.21**	**357,631.65**	**295,062.51**	**250,192.51**
RChain (RHOC)	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54	4,820.54
RChain Impairment	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86	-1,234.86
Total RChain (RHOC)	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**	**3,585.68**
Total Cryptocurrency Holdings	**583,397.76**	**484,833.73**	**512,760.28**	**626,487.51**	**1,004,935.13**	**1,182,993.62**	**996,544.54**	**877,920.70**	**824,617.21**	**876,190.98**	**723,945.00**	**657,126.49**
Total Other Assets	**$583,397.76**	**$484,833.73**	**$512,760.28**	**$626,487.51**	**$1,004,935.13**	**$1,182,993.62**	**$996,544.54**	**$877,920.70**	**$824,617.21**	**$876,190.98**	**$723,945.00**	**$657,126.49**
TOTAL ASSETS	**$2,287,041.26**	**$2,305,518.27**	**$2,244,957.81**	**$2,273,606.06**	**$2,563,612.59**	**$2,663,257.89**	**$2,343,607.72**	**$2,124,192.85**	**$1,976,173.77**	**$1,919,646.75**	**$1,668,399.02**	**$1,509,404.28**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable (A/P)	2,544.96	3,125.00	2,480.00	9,424.50	1,000.00	325.00	0.00	0.00	2,751.00	0.00	0.00	225.00
Total Accounts Payable	**$2,544.96**	**$3,125.00**	**$2,480.00**	**$9,424.50**	**$1,000.00**	**$325.00**	**$0.00**	**$0.00**	**$2,751.00**	**$0.00**	**$0.00**	**$225.00**
Other Current Liabilities												
Accrued Development Costs - Stampery S.L.	20,428.28	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Intercompany Payable - Stampery S.L.	736.82	736.82	736.82	736.82	736.82	736.82	736.82	736.82	736.82	736.82	736.82	736.82
Total Other Current Liabilities	**$21,165.10**	**$736.82**	**$736.82**	**$736.82**	**$736.82**	**$736.82**	**$736.82**	**$736.82**	**$736.82**	**$736.82**	**$736.82**	**$736.82**
Total Current Liabilities	**$23,710.06**	**$3,861.82**	**$3,216.82**	**$10,161.32**	**$1,736.82**	**$1,061.82**	**$736.82**	**$736.82**	**$3,487.82**	**$736.82**	**$736.82**	**$961.82**
Long-Term Liabilities												
Debt Payable by Assets	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03	1,007,961.03
Simple Agreement for Future Tokens	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17	4,952,385.17
Total Long-Term Liabilities	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**	**$5,960,346.20**
Total Liabilities	**$5,984,056.26**	**$5,964,208.02**	**$5,963,563.02**	**$5,970,507.52**	**$5,962,083.02**	**$5,961,408.02**	**$5,961,083.02**	**$5,961,083.02**	**$5,963,834.02**	**$5,961,083.02**	**$5,961,083.02**	**$5,961,308.02**
Equity												
Common Stock	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00	400.00
Retained Earnings	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69	-2,979,646.69
Net Income	-717,768.31	-679,443.06	-739,358.52	-717,654.77	-419,223.74	-318,903.44	-638,228.61	-857,643.48	-1,008,413.56	-1,062,189.58	-1,313,437.31	-1,472,657.05
Total Equity	**$ -3,697,015.00**	**$ -3,658,689.75**	**$ -3,718,605.21**	**$ -3,696,901.46**	**$ -3,398,470.43**	**$ -3,298,150.13**	**$ -3,617,475.30**	**$ -3,836,890.17**	**$ -3,987,660.25**	**$ -4,041,436.27**	**$ -4,292,684.00**	**$ -4,451,903.74**
TOTAL LIABILITIES AND EQUITY	**$2,287,041.26**	**$2,305,518.27**	**$2,244,957.81**	**$2,273,606.06**	**$2,563,612.59**	**$2,663,257.89**	**$2,343,607.72**	**$2,124,192.85**	**$1,976,173.77**	**$1,919,646.75**	**$1,668,399.02**	**$1,509,404.28**

Witnet Foundation

STATEMENT OF CASH FLOWS

January - December 2019

	JAN 2019	FEB 2019	MAR 2019	APR 2019	MAY 2019	JUN 2019	JUL 2019	AUG 2019	SEP 2019	OCT 2019	NOV 2019	DEC 2019	TOTAL
OPERATING ACTIVITIES													
Net Income	-717,768.31	38,325.25	-59,915.46	21,703.75	298,431.03	100,320.30	-319,325.17	-219,414.87	-150,770.08	-53,776.02	-251,247.73	-159,219.74	$ -1,472,657.05
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Prepaid Expenses - Stampery S.L.	99,538.20	-128,067.92	72,949.40	78,804.00	77,891.60	-263,941.80	81,413.70	85,837.20	80,633.60	-244,548.50	84,372.30	87,674.00	$112,555.78
Shareholder Receivable	10,000.00	225,883.96	2,077.07										$237,961.03
Cryptocurrency Holdings:Ethereum (ETH):Ethereum Impairment												44,870.00	$44,870.00
Accounts Payable (A/P)	-1,455.04	580.04	-645.00	6,944.50	-8,424.50	-675.00	-325.00		2,751.00	-2,751.00	0.00	225.00	$ -3,775.00
Accrued Development Costs - Stampery S.L.		-20,428.28											$ -20,428.28
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	108,083.16	77,967.80	74,381.47	85,748.50	69,467.10	-264,616.80	81,088.70	85,837.20	83,384.60	-247,299.50	84,372.30	132,769.00	$371,183.53
Net cash provided by operating activities	$ -609,685.15	$116,293.05	$14,466.01	$107,452.25	$367,898.13	$ -164,296.50	$ -238,236.47	$ -133,577.67	$ -67,385.48	$ -301,075.52	$ -166,875.43	$ -26,450.74	$ -1,101,473.52
INVESTING ACTIVITIES													
Cryptocurrency Holdings:Bitcoin (BTC)	17,524.99	-21,759.73	-16,255.18	-71,164.67	-177,338.29	-125,325.75	38,657.11	27,403.61	72,128.26	-47,637.33	89,676.84	21,948.51	$ -192,141.63
Cryptocurrency Holdings:Ethereum (ETH)	100,442.30	120,323.76	-11,671.37	-42,562.56	-201,109.33	-52,732.74	147,791.97	91,220.23	-18,824.77	-3,936.44	62,569.14		$191,510.19
Cryptocurrency Holdings:RChain (RHOC):RChain Impairment	1,234.86												$1,234.86
Net cash provided by investing activities	$119,202.15	$98,564.03	$ -27,926.55	$ -113,727.23	$ -378,447.62	$ -178,058.49	$186,449.08	$118,623.84	$53,303.49	$ -51,573.77	$152,245.98	$21,948.51	$603.42
FINANCING ACTIVITIES													
Simple Agreement for Future Tokens	492,474.00												$492,474.00
Net cash provided by financing activities	$492,474.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$492,474.00
NET CASH INCREASE FOR PERIOD	$1,991.00	$214,857.08	$ -13,460.54	$ -6,274.98	$ -10,549.49	$ -342,354.99	$ -51,787.39	$ -14,953.83	$ -14,081.99	$ -352,649.29	$ -14,629.45	$ -4,502.23	$ -608,396.10